Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT THE NATIONAL INSTITUTE FOR HEALTH

AND CARE EXCELLENCE ISSUED A POSITIVE GUIDANCE FOR TREATMENT OF

ESSENTIAL TREMOR USING INSIGHTEC’S FOCUSED ULTRASOUND

Tel Aviv, Israel, June 21, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that Insightec Ltd. (“Insightec”) informed that the National Institute for Health and Care Excellence (NICE) issued a positive NICE guidance for unilateral MRI-guided focused ultrasound thalamotomy for treatment-resistant essential tremor (ET). The treatment is performed using Insightec’s Exablate Neuro technology.

St. Mary’s Hospital in London England (which forms part of the Imperial College Healthcare NHS Trust) today launched their pioneering focused ultrasound service for the treatment of ET. As of the date of this press release, this is the first and only site in England with the Exablate Neuro technology to treat essential tremor.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 19% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com